SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                                SCHEDULE 14D-9*
               Solicitation/Recommendation Statement Pursuant to
            Section 14(D)(4) of the Securities Exchange Act of 1934

                               AMENDMENT NO. 12

                          PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PROLER INTERNATIONAL CORP.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Including Associated Rights)
                        (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                              BRUCE W. WILKINSON
                            CHIEF EXECUTIVE OFFICER
                          PROLER INTERNATIONAL CORP.
                                4265 SAN FELIPE
                                   SUITE 900
                             HOUSTON, TEXAS  77027
                                (713) 627-3737

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  COPIES TO:

                              GEOFFREY K. WALKER
                               KATHLEEN M. KOPP
                     MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                 700 LOUISIANA
                             HOUSTON, TEXAS  77002
                                (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.
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      This Amendment No. 12 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal, as such cash price, terms and conditions have been amended. The purpose of this Amendment No. 12 is to amend Items 4, 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the
Schedule 14D-9 are used in this Amendment No. 12 with the same meanings as provided in the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      Item 4 of the Schedule 14D-9 is amended to add the following to the section entitled "Recommendation of the Board of Directors":

      On November 19, 1996, the Company announced that was transmitting to its stockholders of a letter describing the status of the pending sale of the Company and outlining factors that the Company's Board of Directors anticipated would continue to be of paramount concern in its deliberations. In the letter to the Company's stockholders, the Board of Directors reaffirmed its recommendation that the Company's stockholders accept the Offer and tender their shares. A press release announcing the distribution of the letter to stockholders, with the text of the letter to stockholders attached thereto, is filed herewith as
Exhibit 27 and is incorporated herein by reference.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is amended to add the following section (i) thereof:

      (i) On November 19, 1996, the Company announced that it was transmitting to its stockholders a letter describing the status of the pending sale of the Company and outlining factors that the Company's Board of Directors anticipated would continue to be of paramount concern in its deliberations. In the letter to the Company's stockholders, the Board of Directors reaffirmed its recommendation that the Company's stockholders accept the Schnitzer offer and tender their shares. A copy of the Company's November 19, 1996 press release, with the text of the Company's letter to its stockholders attached thereto, is filed herewith as Exhibit 27 and is incorporated herein by reference.

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ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DOCUMENT

Exhibit 23 -   Letter to the Company from Schnitzer Steel Industries, Inc.
               dated November 13, 1996, waiving certain conditions to its tender offer for the Company's stock. (*)

Exhibit 24 -   Letter from the Company to Schnitzer Steel Industries, Inc.
               dated November 13, 1996 advising Schnitzer that the Company's
               Board of Directors had determined that Schnitzer's offer was superior to Hugo Neu's revised proposal. (**)

Exhibit 99 -   Press release issued by Proler International Corp. dated
               November 19, 1996, with the text of the Company's letter to its stockholders attached thereto.
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(*)   Previously filed as Exhibit 23 to Amendment No. 10 to the Company's
      Schedule 14D-9 but incorrectly described in Item 9 thereof.

(**)  Previously filed as Exhibit 24 to Amendment No. 10 to the Company's
      Schedule 14D-9 but incorrectly described in Item 9 thereof.

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
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROLER INTERNATIONAL CORP.

                                    By:   BRUCE W. WILKINSON
                                      /s/ BRUCE W. WILKINSON
                                    PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  November 19, 1996